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                            June 1, 2022

       Rodrigo Brumana
       Chief Financial Officer
       Poshmark, Inc.
       203 Redwood Shores Parkway , 8th Floor
       Redwood City, California 94065

                                                        Re: Poshmark, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 001-39848

       Dear Mr. Brumana:

              We have reviewed your May 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 20, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations., page 46

   1. We note your response to our prior comment #1. Even with the addition of discussing net
                                                        (loss) income
attributable to common stockholders in this section, your discussion still gives undue prominence
to your non-GAAP results by presenting and discussing them
                                                        before your GAAP
results. Accordingly please move your entire section titled    Key
                                                        Operating and Non-GAAP
Financial Metrics    to after your "Results of Operations"
                                                        discussion.
 Rodrigo Brumana
FirstName
Poshmark, LastNameRodrigo   Brumana
           Inc.
Comapany
June 1, 2022NamePoshmark, Inc.
June 1,
Page 2 2022 Page 2
FirstName LastName
       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Trade &
Services